February 10, 2020

Robert McNutt
Senior Vice President and Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

       Re: Lamb Weston Holdings, Inc.
           Form 10-K for Fiscal Year Ended May 26, 2019
           Filed July 25, 2019
           File No. 001-37830

Dear Mr. McNutt:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 26, 2019

Notes to the Financial Statements
Note 2. Revenue From Contracts With Customers, page 64

1. We note your disclosure that generally, you recognize revenue on a point in time basis when the customer takes title to the goods and assumes the risks, rewards, or control of the goods. However, you recognize revenue over time for customized products as they are produced and you have a purchase order providing a legally enforceable right to payment for the goods. For performance obligations which you satisfy over time, please tell us, and revise to disclose the method used to recognize revenue (for example, a description of the output methods or input methods used and how those methods are applied), and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services. See guidance in ASC 606-10-50-18.
 Robert McNutt
Lamb Weston Holdings, Inc.
February 10, 2020
Page 2
2. Please tell us, and revise to disclose the nature of your significant payment terms, including whether any of your contracts have significant financing components. Also, please disclose any obligations for returns or refunds. See guidance in ASC 606-10-50-
         12.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions.



FirstName LastNameRobert McNutt                              Sincerely,
Comapany NameLamb Weston Holdings, Inc.
                                                             Division of
Corporation Finance
February 10, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName